CLECO CORPORATION	EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges
(THOUSANDS, EXCEPT RATIOS)	FOR THE NINE MONTHS ENDED SEPT. 30, 2014		FOR THE TWELVE MONTHS ENDED DEC. 31, 2013
Earnings from continuing operations	$133,392		$160,685
Income taxes	52,649		79,575
Earnings from continuing operations before income taxes	$186,041		$240,260
Fixed charges:
Interest	$52,346		$81,173
Amortization of debt expense, premium, net	2,421		4,397
Portion of rentals representative of an interest factor	279		488
Interest of capitalized lease	379		622
Total fixed charges	$55,425		$86,680
Earnings from continuing operations before income taxes	$186,041		$240,260
Plus: total fixed charges from above	55,425		86,680
Plus: amortization of capitalized interest	384		511
Earnings from continuing operations before income taxes and fixed charges	$241,850		$327,451
Ratio of earnings to fixed charges	4.36	X	3.78	X